Brian F. Faulkner
                              A PROFESSIONAL LAW CORPORATION
     27127 CALLE ARROYO, SUITE 1923 .  SAN JUAN CAPISTRANO, CALIFORNIA 92675
               T:  949.240.1361  .  F:  949.240.1362 . C: 714.608.2125
                                    E: BRIFFAULK@AOL.COM





VIA FACSIMILE AND EDGAR


July 26, 2005


Larry Spirgel, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:  World Am, Inc.
     Form 10-KSB for the Fiscal Year Ended December 31, 2004
     Form 10-QSB for the Fiscal Quarter Ended March 31, 2005

Dear Mr. Spirgel:

     This letter is in response to your letter of June 9, 2005 regarding the above-referenced filings of World Am, Inc., a Nevada corporation ("Company"). I apologize for not responding to you by the promised date of July 15, 2005, but it took longer to assemble the response than originally anticipated.

1.  Revenue recognition:

Nature of contracts - The Company primarily contracts directly with dealers, and various government entities, to design and construct various automated passage control and security devices. These devices are customized and constructed in accordance with the dealers or governments specifications. All construction occurs at our facilities in Westminster, Colorado. Generally, dealers ask for a quote on a device and then make a request to purchase the device through a purchase order. The price of the device is generally fixed, which, upon completion will be shipped to the dealer or government to be installed by them. Construction typically lasts from 8 to 12 weeks but may take longer. Dealers are required to make an upfront deposit to cover all or part of the cost of the materials.

The Company takes the position that these contracts fall under the scope of Statement of Principles ("SOP') No. 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type
Contracts." SOP No. 81-1 specifies contracts within its scope should be accounted for either under the percentage-of-completion method or the completed-contract method. The percentage of completion method is the preferable method when estimates of costs to complete and extent of progress toward completion are reasonably dependable. The Company believes that it can reasonably estimate the costs to complete each contract throughout production.

The Company also recognizes that the completed contract method may be used under SOP No. 81-1 in which financial position and results of operations would not vary materially from those resulting from use of the percentage-of-completion method. However, in the Company's industry, the number of contracts varies from month-to-month and from period-to-period which may or may not result in a material difference between the two methods. Accordingly, the Company has chosen the percentage-of-completion method.

The Company also recognizes, in accordance with your comments, that the revenue recognition policy may not clearly state the nature of our contracts or the use of the percentage-of-completion(s) with the Company's contracts as you discussed with respect to any long-term contracts. Accordingly, we will clarify in future filings a revised revenue recognition policy (below) after discussing your other comments.

Dependency on dealers - The Company enters into agreements with dealers that are not exclusive with respect to territory and are intended primarily to layout the limits of liability on the part of the Company, warranty provisions, support provided, payment terms and dealer cost for standard products. The Company believes that as its products are contracted, purchased and installed by its dealers, it has adequately discussed its revenue recognition policy, above.

Acting as a dealer - Currently, the Company receives dealer pricing from Rapiscan on its metal detectors for use only with its security products. Accordingly, the Company does not sell these units as stand alone products without incorporation into its systems. Therefore, revenue recognition occurs in conjunction with those products. The Company proposes in future filings that it clarifies its intention to use this dealership only for use of products within its products.

Installation - The Company currently does not perform installations, which is performed by the dealers for their customers or by the government.

Conclusion - As requested, the Company will add a revenue recognition policy to future filings beginning with the June 30, 2005 Form 10-QSB:

Sales and construction of customized commercial products are recognized under the percentage-of-completion basis when: 1)
Contracts executed by the parties normally include provisions that clearly specify the enforceable rights regarding goods or services to be provided and received by the parties, the consideration to be exchanged, and the manner and terms of settlement, 2) The buyer can be expected to satisfy his obligations under the contract, 3) the Company can be expected to perform our contractual obligations and 4) the Company can make reasonably dependable estimates of costs to complete and the extent of progress toward completion. The Company measures the extent of progress toward completion by using a ratio of costs incurred to total estimated costs. The effects of changes in the estimates, if any, are reported in the period of change and subsequent periods. Contracts not meeting the above criteria are reported on the completed contract method. All other sales of products are recognized upon delivery.

2. As the error was discovered by our auditors, the Company agrees with the comment that the controls and procedures were ineffective as of December 31, 2004 and will revise in future filings.

3. The Company respectfully notes that it is in the process of completing its evaluation of internal controls over financial reporting and plan to have the evaluation done by the Securities and Exchange Commission mandated compliance date for small business filers occurring for fiscal years ending on or after July 15, 2006.

4. This confirms that the president/chief executive officer of the Company also serves as the principal financial officer of the Company. This will be revised in future filings by the Company.

5.  Your comment is noted.

     If you have any questions or further comments, please contact me.

                                       Sincerely,



                                       /s/  Brian F. Faulkner
                                       Brian F. Faulkner

cc:  James H. Alexander, World Am, Inc.